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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION




05074487

November 18, 2005

Act	Exchange Act
Section	14
Rule	14e-5
Public Availability	11/18/2005

James J. Moloney, Esq.
Gibson, Dunn & Crutcher LLP
4 Park Plaza
Irvin, CA 9614-8557

Re: Gas Natural SDG, S.A's Proposed Acquisition of Endesa S.A.
TP No: 06-13



RECD S.E.C.
DEC 1 5 2005
1086

Dear Mr. Moloney:

This is in response to your letter dated November 18, 2005. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning in your letter, unless otherwise noted.

The United States Securities and Exchange Commission (Commission) herby grants an exemption from Rule 14e-5 under the Securities Act of 1934 (Exchange Act) on the basis of your representations and the facts presented, but without necessarily concurring in your analysis, particularly in light of the following facts:

- The Offer is required to be conducted in accordance with Spanish law;
- Endesa S.A. ("Endesa"), a utilities company based in the Kingdom of Spain, is a foreign private issuer as defined in Rule 3b-4(c) under the Exhange Act;

- All purchases of Endesa Shares by the Affiliates and Departments of UBS AG ("UBS"), a company organized under the laws of Switzerland, will be subject to the laws of the Kingdom of Spain, including the Spanish Securities Regulations, and the applicable rules of the BDM, MEFF, LSE, and VIRT-X exchanges;

- UBS will voluntarily comply with the United Kingdom's City Code on Takeovers and Mergers (City Code);

- UBS Securities LLC is registered under Section 15(a) of the Exchange Act;

- UBS maintains and enforces written policies and procedures that are reasonably designed to prevent the flow of information to or from the Affiliates and Departments that might result in a violation of the federal securities laws through the establishment of information barriers;

- UBS' Affiliates and Departments have no officers (or persons performing similar functions) or employees (other than clerical, ministerial, or support personnel) in common with the financial advisor that direct, effect, or recommend transactions in securities; and

- Purchases of Shares outside the Offer are permitted under applicable rules in the United Kingdom and Spain.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit UBS' Affiliates and Departments to purchase or arrange to purchase Shares otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Shares, otherwise than pursuant to the Offer, shall be made in the United States;

2. The Offer document shall disclose prominently the possibility of, or the intention to make, purchases of Shares by UBS' Affiliates and Departments;

3. UBS shall disclose in the United States information regarding purchases of Shares to the extent such information is made public in the United Kingdom and Spain in accordance with applicable rules;

4. UBS and its Affiliates and Departments shall comply with any applicable requirements under Spanish and United Kingdom laws and rules, including the City Code, the Spanish Securities Regulations and the rules of the BDM, MEFF, LSE and VIRT-X exchanges;

5. UBS shall provide to the Division of Market Regulation (Division) upon request, a daily time-sequenced schedule of all purchases of Shares made by UBS' Affiliates and Departments during the Offer, on a transaction-by-transaction basis, including;
   a. size, broker(if any), time of execution, and price of purchase; and
   b. the exchange, quotation system, or other facility through which the purchase occurred;

6. Upon the request of the Division, UBS shall transmit the information specified in paragraphs 5(a) and 5(b) to the Division at its offices in Washington, D.C. within 30 days of its request;

7. UBS shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

8. Representatives of UBS shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and

9. Except as otherwise exempted herein, UBS and its Affiliates and Departments shall comply with Rule 14e-5.

The foregoing exemption is based solely on your representations and the facts presented in your letter dated November 18, 2005, and is strictly limited to the application of the rules and statutory provisions listed above to your proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission,
by the Division of Market Regulation
pursuant to delegated authority



James A. Brigagliano
Assistant Director
Office of Trading Practices & Processing

Attachment

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

4 Park Plaza Irvine, California 92614-8557
(949) 451-3800
www.gibsondunn.com

jmoloney@gibsondunn.com

November 18, 2005

Direct Dial
(949) 451-4343
Fax No.
(949) 475-4756

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

NOV 18 2005

DIVISION OF MARKET REGULATION

Client No.
C21055-00164

Division of Market Regulation
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Elizabeth Sandoe

Re: *UBS AG – Request for Exemptive Relief under Rule 14e-5 with respect to Gas Natural's Proposed Acquisition of Endesa, S.A.*

Dear Ms. Sandoe:

We are writing on behalf of our client, UBS AG ("UBS"), a company organized under the laws of Switzerland, acting through UBS AG, London Branch, a company organized under the laws of Switzerland, UBS Securities España S.V. S.A., a company organized under the laws of the Kingdom of Spain, UBS Limited, a company organized under the laws of the United Kingdom and UBS Securities LLC, an entity formed under the laws of the State of Delaware. As we previously discussed, UBS seeks to engage in certain trading activities (described below) during the pendency of Gas Natural SDG, S.A.'s ("Gas Natural") proposed acquisition of Endesa S.A. ("Endesa"). Under Spanish law, the tender offer for the proposed acquisition (the "Offer") may not occur until appropriate regulatory approvals from Spanish authorities are obtained, which may take several months. As such, although the Offer has been publicly announced, the formal tender offer will not be launched until the requisite regulatory approvals are received.

UBS has been engaged by Gas Natural to act as its financial advisor during the pendency of the Offer and pursuant to the terms of its engagement, a substantial part of UBS' compensation is dependent upon the completion of the proposed transaction. Therefore, in order to engage in trading activities in Endesa shares or derivatives (including futures, forwards, options, and swaps) (the "Shares"), UBS, as financial advisor to Gas Natural, must satisfy the requirements of Rule 14e-5,[1] which, once a tender offer has been publicly announced, generally prohibit covered persons from directly or indirectly purchasing or arranging to purchase any securities to be acquired in a tender offer, except as part of the tender offer. Absent relief from Rule 14e-5's prohibition on purchases outside of the tender offer, UBS will not be able to engage in trading activities in Endesa shares from the public announcement of the proposed acquisition through the expiration date of the Offer including the extensive period during which the required regulatory approvals are sought. The regulatory approval period could run as long as six or more months before the Offer is commenced. Accordingly, we request exemptive relief from Rule 14e-5 to permit the purchase of the Shares outside the Offer (as described below), particularly in light of the lengthy delay that will exist between the date of first public announcement of the proposed acquisition and the expiration date of the proposed Offer. Please note that due to the fact that this is an unsolicited tender offer by Gas Natural which Endesa's board of directors has rejected, neither Gas Natural nor UBS has access to non-public information relating to Endesa. As such, information provided in this letter is based on publicly available sources, including Endesa's Form 20-F.

Background Information

The primary listing for Endesa options and futures is on the Spanish Official Exchange for Financial Futures and Options ("MEFF") and for Endesa shares is on the Madrid Stock Exchange ("BDM"), with additional listings on the London Stock Exchange ("LSE"), the virt-x platform of the Swiss Stock Exchange ("VIRT-X") and on the New York Stock Exchange ("NYSE") as American Depositary Shares ("ADS") through a sponsored American Depositary Receipt ("ADR") facility with Citibank N.A. acting as depositary (all five preceding exchanges collectively known as the "Exchanges"). We believe that Endesa is a "foreign private issuer" as defined in Rule 3b-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). UBS has historically acted as either a market-maker in the Shares or has been active in trading in the Shares on the Exchanges by facilitating client business and providing liquidity to the market.

Background to the Offer

On Sunday, September 4, 2005, following discussions regarding the proposed transaction, UBS was retained to act as financial advisor to Gas Natural, a company organized under the laws of the Kingdom of Spain, in connection with its bid to acquire all the shares of

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[1] Although there is, in our view, serious doubt as to whether the jurisdictional predicate for the application of the Exchange Act would be satisfied if UBS made purchases of Shares outside the United States, we are nevertheless applying for exemptive relief for such purposes from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d). This request does not reflect an admission on behalf of UBS that Rule 14e-5 would apply to such purchases of Shares outside the United States in the absence of exemptive relief.

Endesa, a Spanish utilities company. On Monday, September 5, 2005, Gas Natural publicly announced an unsolicited tender offer for the Shares and on the following day, September 6, 2005, the board of directors of Endesa announced its rejection of the Offer. Accordingly, due to the unsolicited nature of the transaction, it will likely proceed over an extended period of time.

Proposed Offer Structure

As announced in its press release, Gas Natural's proposed offer consists of 34.5% cash and 65.5% stock for a bid totaling 22.5 billion euros (U.S.$28.31 billion). Gas Natural will offer 21.30 euros (or approximately U.S.$25.85) per Share and will be offering 0.569 newly-issued shares and 7.34 euros (or approximately U.S.$8.91) cash for each Share.[2] The Offer represents a premium of approximately 14.8% to the previous trading day's closing Share price and a premium of approximately 19.4% to the average Share price over the six month period prior to the Offer. The Offer will also be conditional on Gas Natural acquiring 75% of the Shares. We understand that the Offer will be made simultaneously in the U.S. and Spain and will be made on an equal basis to U.S. shareholders. According to Endesa's website, direct and indirect U.S. ownership in the Shares account for approximately 15.3% of the 1,058,752,117 outstanding shares. Due to the unsolicited nature of the transaction, UBS is limited in its ability to obtain information regarding Endesa's stock ownership other than what is publicly available. Based on the information UBS has obtained from Endesa's website which indicates approximately 15.3% U.S. ownership in the Shares, it appears that this transaction would be considered a Tier II tender offer.

The Offer is subject to extensive regulatory approvals by several Spanish authorities including the Comision Nacional del Mercado de Valores (CNMV), the Comision Nacional de Energia (CNE), and the Servicio de Defensa de la Competencia (SDC) all of which will occur in seriatim over the coming months.[3] It is our understanding that the requisite regulatory approvals will take at least six or seven months to complete. Moreover, the possibility of a competing bid and Endesa's rejection of the Offer mean that additional significant delays may likely result before the transaction can be completed.

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[2] As of October 27, 2005, 21.30 euros is equivalent to approximately U.S.$25.85 and 7.34 euros is equivalent to approximately U.S.$8.91.

[3] The Comision Nacional del Mercado de Valores (CNMV) is the Spanish securities regulator. The Comision Nacional de Energia (CNE) is the Spanish energy regulatory body that oversees the energy markets. Finally, the Servicio de Defensa de la Competencia (SDC) oversees the enforcement of Spanish competition laws.

Trading Activities

Historically, UBS or its affiliates have traded in the Shares on the LSE (through UBS Limited and UBS AG, London Branch), the BDM and the MEFF (through UBS Securities España) and the VIRT-X (through UBS Limited and UBS AG, London Branch) and in the Shares in the form of ADSs on the NYSE (through UBS Securities LLC). Upon announcement of the Offer, UBS imposed trading restrictions throughout its global operations. Prior to the imposition of the trading restrictions, UBS engaged in, among others, the following trading activities in relation to the Shares and seeks relief under Rule 14e-5 with respect to purchases or arrangements to purchase the Shares as related to the following activities[4] (collectively referred to herein as the "Trading Activities") through affiliates and separately identifiable departments of UBS ("Affiliates and Departments"):

1) market making activities in the Shares on the Exchanges;
2) purchasing and selling the Shares as part of ordinary course portfolio and asset management activities (in which activities affiliates of UBS would generally have discretionary trading authority) and as principal for their own accounts;
3) principal facilitation to buy Shares to facilitate unsolicited client orders on the Exchanges;
4) creation of derivative products (including forwards, options, and swaps) at the request of and to meet the demand of clients and delta hedging and covering activities, short sales and other forms of hedging and covering, such as purchasing and selling the Shares with respect to positions in these newly created derivatives contracts that are in place after the announcement of the Offer on September 5, 2005, as well as such activities with respect to derivative contracts in place prior to the announcement, and any such positions as would be permitted pursuant to the relief requested herein;
5) index arbitrage activities (other than risk arbitrage trading) that are not to facilitate the Offer and are limited in scope, so that such index arbitrage activities are consistent with such activities undertaken in the ordinary course of business prior to commencement of the Offer and which reflect the same balance and constituency as the index being hedged;

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[4] UBS also plans to engage in the following trading activities: (1) purchasing and selling over-the-counter options to customers involving a basket of securities containing the Shares, and related hedging activities, where: (a) all such activities involve purchases or arrangements to purchase in the ordinary course of business and not to facilitate the Offer; (b) all purchases and sales, including on the hedging side, involve baskets of 20 or more securities; and (c) the Shares and related securities do not comprise more than 5% of the value of the basket; and (2) buying Shares to cover short positions existing prior to the announcement of the Offer. We believe these trading activities are exempt under Rule 14e-5(b)(5) and 14e-5(b)(6) respectively, and accordingly, UBS is not seeking no-action relief with respect to such activities.

6) program trades on behalf of clients (other than Gas Natural) generally with respect to a basket of securities the composition of which has been proposed by the clients;

7) market making activities in a number of derivative products relating to the Shares (separate departments or separate affiliates of UBS, as part of their normal course market making, purchase and sell the Share options, futures, covered warrants, basket warrants, and convertible bonds);

8) hedging activities, including dynamic hedging, short sales and other forms of hedging, such as purchasing and selling the Shares and Share options, with respect to the market making activities in derivative products described in (7) above;

9) purchasing the Shares for purposes of delivering securities upon exercise of call options or warrants or buying securities in respect of the exercise of put options or warrants in connection with the market making and related hedging activities described in (7) and (8) above;

10) buying Shares to cover short positions entered into after the announcement of the Offer; and

11) purchases of Shares in a proprietary capacity by desks having exempt principal trader status under the United Kingdom's City Code on Takeovers and Mergers (the "City Code").

All such activities were historically, and would continue to be, conducted by Affiliates and Departments that are separate from the merger and acquisition/corporate finance departments of UBS, if the requested relief is granted. As noted, UBS has ceased its participation in all Trading Activities in the Shares on the Exchanges. UBS now seeks exemptive relief from Rule 14e-5 to be permitted to resume purchases or arrangements to purchase the Shares as related to the Trading Activities described above.

Rule 14e-5 Relief

Background

Due to the prolonged period of time resulting from the need to obtain extensive regulatory approvals, UBS hereby requests relief from Rule 14e-5. Without relief, UBS would effectively be compelled to stay "out of the market" for a significant period of time due to the purchase restrictions in Rule 14e-5, and to the extent that UBS is not able to make a market in the referenced trading markets, the markets and UBS' clients will be disadvantaged.

Rule 14e-5 provides in relevant part that "no covered person may directly or indirectly purchase or arrange to purchase any subject securities or any related securities except as part of the tender offer. This prohibition applies from the time of public announcement of the tender offer until the tender offer expires." Under Rule 14e-5(c)(3), a "covered person" includes the offeror and its affiliates, its dealer-manager and its affiliates, any advisor to such persons whose compensation is dependent on the completion of the offer, and any person acting in concert with any such persons. We believe UBS would be considered a "covered person" under Rule 14e-5(c)(3)(iii) because it has agreed to act as financial advisor to Gas Natural and, pursuant to the terms of its engagement letter, a substantial part of UBS' compensation is dependent on the completion of the Offer.

Rule 14e-5(b) provides certain exceptions to the general rule prohibiting a covered person from purchasing or arranging to purchase the subject security outside the terms of the offer. However, the purchases enumerated above are not technically covered by the exceptions to Rule 14e-5 and thus would be prohibited by the rule. Accordingly, UBS and its Affiliates and Departments are requesting relief to engage in purchases or arrangements to purchase the Shares as related to the enumerated Trading Activities on the conditions set forth below.

Rule 14e-5(b)(8)

Rule 14e-5(b)(8) provides an exception for purchases or arrangements to purchase by an "affiliate of the dealer-manager" if (1) the dealer-manager maintains and enforces written policies and procedures reasonably designed to prevent the flow of information to or from the affiliate that might result in a violation of the federal securities laws and regulations, (2) the dealer-manager is registered as a broker or dealer under Section 15(a) of the Exchange Act, (3) the affiliate has no officers (or persons performing similar functions) or employees (other than clerical, ministerial or support personnel) in common with the dealer-manager that direct, effect or recommend transactions in the securities, and (4) the purchases or arrangements to purchase are not made to facilitate the tender offer.

UBS is presently acting as a financial advisor to Gas Natural, rather than a dealer-manager.[5] Therefore, Rule 14e-5(b)(8) would not, by its terms, apply to the Trading Activities. UBS believes, however, that because it otherwise meets the conditions in Rule 14e-5(b)(8), it should be permitted to resume the Trading Activities, notwithstanding its role as a financial advisor to Gas Natural. UBS maintains and enforces written policies and procedures that are reasonably designed to prevent the transfer of information to or from the Affiliates and Departments that might result in a violation of the federal securities laws through the establishment of information barrier polices and procedures ("Information Barriers"). These Information Barriers are intended to prevent improper motives from influencing the purchasing activity of the Affiliates and Departments and to prevent the flow of confidential information between the trading and advisory arms of UBS in order to permit unrestricted dealings in securities of clients of the advisory arms. In addition, UBS Securities LLC is registered under

5 UBS could, however, be retained as a dealer-manager at some later point in time.

Section 15(a) of the Exchange Act, and is thus subject to the high level regulatory and reporting requirements of the federal securities laws. Consistent with the Information Barriers described above, the personnel in the Affiliates and Departments that direct, effect or recommend transactions in the Shares would not be the same personnel that are providing financial advisory services to Gas Natural. Finally, the Trading Activities would not be conducted in order to facilitate the Offer. The SEC has previously granted exemptive relief in similar circumstances. *See, e.g., Telefonica, S.A.* (Feb. 29, 2000); *Telefonica, S.A.* (Feb. 4, 2000); *Vodafone AirTouch PLC* (Jan. 27, 2000).

UBS Limited and UBS AG, London Branch have engaged in the trading activities described in paragraph 3 and 11 above on the LSE and seek to continue engaging in such trading activities.[6] Both UBS Limited and UBS AG, London Branch are regulated in the United Kingdom by the Financial Services Authority (the "FSA"), a securities regulatory body which upon request from the UK Takeover Panel can take enforcement actions against any company violating the City Code. The City Code is a regulatory framework which governs tender offers occurring in the United Kingdom and, similar to the Exchange Act, was established to ensure fair and equal treatment of all shareholders, to provide adequate and timely advice and information, and to prevent the creation of false markets in securities subject to a tender offer. Similar to Rule 14e-5, the City Code requires connected exempt market makers and connected exempt principal traders, such as financial advisors of an offeror, to establish Information Barriers in order to prevent the flow of privileged information between those persons of the financial advisor trading in the target shares and those advising the offeror. Furthermore, the City Code also places a number of restrictions on a potential offeror wishing to affect the purchase price of the target securities. As a result, the City Code provides shareholders involved in a tender offer with protections consistent with those in Rule 14e-5.

Although the Offer is not technically subject to the City Code because Endesa is not resident in the United Kingdom, UBS will voluntarily comply with the City Code. The SEC has previously granted relief under Rule 14e-5 in circumstances where the tender offer was not subject to the City Code. *See, e.g., UBS AG, London Branch and JP Morgan Securities Limited* (Feb. 21, 2003). In *UBS AG, London Branch and JP Morgan Securities Limited*, the SEC granted relief under Rule 14e-5 even though the City Code did not apply to issuer tender offers, relying, in part, on representations that during the transaction, UBS would voluntarily comply with the City Code. The SEC has granted no-action relief in other similar situations. *See, e.g., National Grid Transco plc* (June 6, 2005), *J.P. Morgan Securities Ltd.* (Feb. 27, 2002), *UBS AG and UBS Warburg* (Nov. 22, 2000), *Allied Zurich* (Sept. 13, 2000) and *UBS AG and UBS Warburg* (Aug. 3, 2000); *BTR plc* (April 9, 1998); *EMI Group plc* (July 17, 1997); *Thorn plc*

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[6] The trading activities described in paragraph 7 above are conducted by UBS Limited and UBS AG, London Branch on the over-the-counter markets and not on any specific Exchange.

(June 18, 1997). Similarly, in the instant transaction, UBS will conduct itself as if it were a connected exempt principal trader, as defined in the City Code, during the Offer and voluntarily comply with the requirements of the City Code. Accordingly, the interests of shareholders, which Rule 14e-5 seeks to safeguard, should not be prejudiced by UBS acting as a market maker in the Shares post-announcement and during the Offer. The brokerage services provided by UBS will be effected in the ordinary course of business, and, UBS will voluntarily comply with the City Code regulations that limit the likelihood that such market-making transactions will promote the Offer as well as maintain the Information Barriers described above. Therefore, although the City Code does not apply to the instant transaction because Endesa is not resident in the United Kingdom, relief under Rule 14e-5 with respect to the Trading Activities is appropriate where UBS voluntarily complies with the requirements of the City Code during the Offer and information barriers are present.

UBS Securities España S.V. S.A. has engaged in the trading activities described in paragraphs 1 through 6, 8, 9, and 10 above on the BDM and the trading activities in paragraphs 1 through 6 and 8 on the MEFF and seeks to continue engaging in such trading activities. The Spanish securities market is highly regulated by the CNMV and, as the largest tender offer being made in Spain today, the Offer is now and will continue to be closely scrutinized by the CNMV. Furthermore, Spanish law provides for a comprehensive securities regulatory scheme which seeks to prevent similar abuses as those contemplated in Rule 14e-5. Articles 78 and 79 of the Securities Market Law further developed in part by Royal Decree 629/1993 requires that investment services companies operating in Spain, regardless of nationality, draft and register with the CNMV internal regulations to regulate their activities and ensure compliance with the obligations imposed by the securities market rules. These internal regulations must be complied with so long as the companies are trading in the Spanish market. Article 83 of the Securities Market Law addresses conflicts of interest and requires that organizations take measures to guarantee that privileged information derived from the activity of a division providing advisory services, is not made available, directly or indirectly, to the employees who are trading securities. Accordingly, UBS is subject to foreign regulations that essentially prohibit the potential misuse of information. In addition, the CNMV actively enforces its regulations through the use of a surveillance unit that monitors trading activity. Therefore, because Spain has in effect an extensive regulatory scheme, any trading in the Shares on the BDM and the MEFF will be closely watched and heavily scrutinized by the CNMV to ensure fairness to investors. Finally, the SEC has previously granted relief under similar circumstances where a comprehensive foreign regulatory scheme applied and was designed to prevent the abuses contemplated by Rule 14e-5's predecessor, Rule 10b-13. *See, e.g.*, *Total Fina S.A.* (August 10, 1999).

UBS AG, London Branch and UBS Limited have engaged in the trading activities described in paragraphs 1 through 6, 8, 9, and 10 above on the VIRT-X and seek to continue engaging in such trading activities. As a Recognised Investment Exchange in the United Kingdom, the VIRT-X is regulated by the FSA. The VIRT-X also qualifies as a EU Regulated

Market as defined in the EU Directive 2003/6/EC on insider dealing and market manipulation (the "Market Abuse Directive") and is thus subject to both the UK market abuse regime and the prohibitions on misuse of information, market manipulation and insider trading established by the Market Abuse Directive as implemented in the UK. Under the UK regulatory scheme, market abuse entails a wide range of behavior including insider dealing, misuse of information, market manipulation, market distortion, misleading behavior and dissemination of false or misleading information. Furthermore, the FSA requires banks to manage conflicts of interest and ensure that privileged information is not shared between the bank's employees trading in a client's securities and those advising the client in the investment banking department. These rules constitute a comprehensive regulatory regime that ensures transparency and fairness to investors trading in the Shares. Moreover, the FSA closely oversees compliance with the UK market abuse regulations through the surveillance unit of the VIRT-X and can impose civil, administrative and criminal sanctions for market abuse. Because the VIRT-X is regulated by a comprehensive UK securities regime that seeks to protect investors from similar abuses as those contemplated in Rule 14e-5, exemptive relief should be granted to UBS for engaging in the Trading Activities on the VIRT-X post-announcement and during the pendency of the Offer.

In each of these markets, UBS and its Affiliates and Departments will comply with the applicable requirements under U.K. and Spanish law, including the City Code, the Spanish Securities Regulations and the applicable rules of the BDM, MEFF, LSE and VIRT-X exchanges, including regulations with respect to the establishment and maintenance of Information Barriers, conflict of interest provisions and other requirements. In particular, the Information Barriers are designed to prevent the flow of information from the specific personnel that are providing advisory services to Gas Natural to the personnel in the Affiliates and Departments that direct, effect or recommend transactions in the Shares. None of the Trading Activities would be conducted in order to facilitate the Offer and purchases outside a tender offer are permitted under applicable rules in the United Kingdom and Spain.

Requested Exemptive Relief

Based on the foregoing, we respectfully request that UBS be granted exemptive relief from the provisions of Rule 14e-5 to the limited extent necessary to permit UBS to engage in the Trading Activities in the Shares post-announcement and during the pendency of the Offer on the Exchanges, subject to the following conditions:

1. No purchases or arrangements to purchase Shares, otherwise than pursuant to the Offer, will be made directly or indirectly on behalf of Gas Natural;

2. All purchases of the Shares by UBS through the Affiliates and Departments during the Offer will be effected in the ordinary course of business and in compliance with all U.K. and Spanish laws and rules (including the City Code, the Spanish Securities Regulations and the rules of the BDM, MEFF, LSE and VIRT-X) applicable to such purchases, and will not be

undertaken for the purposes of promoting or otherwise facilitating the Offer, or for the purpose of creating actual, or apparent, active trading in, maintaining, or affecting the price of the Shares;

3. UBS Securities LLC is a registered broker-dealer under Section 15(a) of the Exchange Act;[7]

4. Each of the Affiliates and Departments that conducts the Trading Activities has no officers (or persons performing similar functions) or employees (other than clerical, ministerial or support personnel), who direct, effect or recommend transactions in the Shares and who are also involved in providing Gas Natural with financial advisory services or dealer manager services in the future;

5. A press release or other communication, as well as the formal tender offer documents, will disclose the possibility that Affiliates and/or Departments of UBS may purchase Shares outside the Offer;

6. UBS shall disclose in the United States information regarding such purchases to the extent such information is required to be made public in the United Kingdom and Spain pursuant to applicable requirements in the same jurisdictions;

7. UBS will provide to the Division of Market Regulation, upon request, a daily time-sequenced schedule of all purchases of Shares made by Affiliates and/or Departments of UBS during the Offer, on a transaction-by-transaction basis, including:

- the size, broker (if any), date and time of execution, and price of purchase; and
- the exchange, quotation system, or other facility through which the purchase occurred;

8. Upon the request of the Division of Market Regulation, UBS shall transmit the information as specified in paragraph 7 to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

9. UBS shall retain all documents and other information produced pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

10. Representatives of UBS shall be made available (in person at the office of the Division of Market Regulation or by telephone) to respond to inquiries of the Division of Market Regulation relating to their records; and

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[7] No purchases or arrangements to purchase the Shares outside the Offer shall be made in the United States.

11. Except as otherwise exempted herein, UBS shall comply with Rule 14e-5 during the Offer.

Conclusion

As financial advisor to Gas Natural in connection with the Offer, UBS has found itself in the unique position where it will be prohibited from engaging in the Trading Activities in the Shares for as long as six or seven months while the required regulatory approvals are obtained and subsequently during the Offer, which may remain open for an extended period of time due to the unsolicited nature of the transaction. To the extent that UBS is not able to make a market in the Shares on the Exchanges, the markets and UBS' clients will be disadvantaged. In light of the exemptive relief that the SEC has previously granted in similar circumstances, UBS believes that relief is appropriate. Therefore, UBS is requesting exemptive relief from Rule 14e-5 in order to allow its Affiliates and Departments to engage in the purchases and arrangements to purchase described in the Trading Activities enumerated above beginning on the date the SEC grants relief through the expiration of the Offer.

If you require additional information or wish to discuss these matters further, please call me at (949) 451-4343.

Very truly yours,



James J. Moloney

cc: *Securities and Exchange Commission*
Elizabeth Marino (Division of Market Regulation)
Tina Chalk (Division of Corporation Finance)

UBS
Martin Harrison
Kathryn Virmani
C.J. Rinaldi

Gibson, Dunn & Crutcher LLP
Dennis J. Friedman
Scott A. Kislin
David Lee
Anna R. Popov